July 26, 2024

Howard W. Lutnick
Chief Executive Officer
Cantor Equity Partners I, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners I, Inc.
            Draft Registration Statement on Form S-1
            Submitted July 1, 2024
            CIK No. 0002027708
Dear Howard W. Lutnick:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please state whether the redemptions will be subject to any limitations, such as for shareholders holding more than 15% of the shares sold in the offering. See Item
        1602(a)(2) of Regulation S-K. Also disclose the    certain conditions
as further described
        herein    relating to the redemptions or provide a cross-reference to the detailed disclosure
        in the prospectus.
2. In the paragraph where you disclose the dilution relating to the founder shares, also disclose that the anti-dilution adjustment to the founder shares may result in material dilution of the public shares. See Item 1602(a)(3) of Regulation S-K.
3. In the paragraph where you refer to compensation, please also disclose the amount of loan reimbursements, monthly payments for office space, and underwriting and business combination marketing fees to CF&Co. See Item 1602(a)(3) of Regulation S-K.
 July 26, 2024
Page 2

4. Where you reference conflicts of interest on the cover page, please state clearly that there may be actual material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.
5. Please disclose on the cover page the approximate price per share which the sponsor paid for the founder shares.
6. Please provide a cross-reference to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest, as required by Item
       1602(a)(3) and (5) of Regulation S-K.
Summary, page 1

7.     Please add a risk factor summary, as required by Item 105(b) of
Regulation S-K.
8.     Where you discuss other SPACs sponsored by Cantor, please also describe
CF
       Acquisition Corp. A or advise.
9. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item
       1602(b)(4) of Regulation S-K.
10. Please state the basis for your statement on page 8 that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.
11. Under Conflicts of Interest, please disclose the additional conflicts of interest relating to the repayment of loans, CF&Co. underwriting and business combination marketing fees, reimbursement for any out-of-pocket expenses, and the potential fees to CF&Co. for financial advisory services. Also disclose the potential conflicts of interest arising from the ability to pursue a business combination with a business that is affiliated with Cantor or its affiliates or your sponsor, officers or directors. See Item 1602(b)(7) of Regulation S-
       K.
12. We note your disclosure regarding the $1,750,000 in working capital loans. Please describe the terms of repayment or conversion of these loans. See Item 1602(b)(5) of
       Regulation S-K.
13. We note your disclosure that you may need to obtain additional financing either to complete an initial business combination or because you become obligated to redeem a significant number of your public shares. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
14. Please revise the table on page 8 to include the $1,750,000 loan commitment made by your sponsor for working capital needs, and the antidilution adjustment of the founder shares. Also, reference in the table reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. Finally, describe the extent to which this compensation and securities issuance may result in a
       material dilution of the purchasers    equity interests. See Item
1602(b)(6).
15. We note your disclosure on page 51 regarding an an amendment to permit you to withdraw funds from the trust account such that the per share amount investors will
 July 26, 2024
Page 3

       receive upon any redemption or liquidation is substantially reduced or eliminated. Please clarify the reference to such an amendment and explain how such an amendment will be consistent with the Nasdaq rules which provide that at least 90% of the gross proceeds from this offering and the sale of the private placement shares must be deposited in a trust account.
Risk Factors
If we are deemed to be an investment company, page 63

16. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
If our initial business combination involves a company organized under the laws of a state of the
United States, page 71

17. We note your disclosure that you may withdraw interest from the trust account to pay taxes. Please clarify whether this may include excise taxes.
Proposed Business, page 94

18. Please revise the table on page 100 to include the $1,750,000 loan commitment made by your sponsor for working capital needs, and the antidilution adjustment of the founder shares. See Item 1603(a)(6) of Regulation S-K.
19. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans, reimbursements of expenses, and the underwriting and business combination marketing fees to CF&Co. See
       Item 1603(b) of Regulation S-K.
20. Please also address the status of the securities offering by CF Acquisition Corp. A and its impact on you including how opportunities to acquire targets are allocated among SPACs.
       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.